Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2010	2009
Income (loss) from continuing operations before taxes	$679	$(716)
Sub-total of fixed charges	144	140
Sub-total of adjusted income (loss)	823	(576)
Interest on annuities and financial products	1,244	1,253
Adjusted income base	$2,067	$677
Fixed Charges
Interest and debt expense (1)	$137	$125
Interest expense related to uncertain tax positions	-	6
Portion of rent expense representing interest	7	9
Sub-total of fixed charges excluding interest on annuities and financial products	144	140
Interest on annuities and financial products	1,244	1,253
Total fixed charges	$1,388	$1,393

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on
annuities and financial products (2)	5.72	NM
Ratio of adjusted income base to total fixed charges (2)	1.49	NM

(1)	Interest and debt expense excludes a $64 million gain on early extinguishment of debt in the first quarter of 2009.
(2)
The ratios of earnings to fixed charges for the six months ended June 30, 2009, indicated less than one-to-one coverage and are therefore not presented.  Additional earnings of $716 million would have been required for the six months ended June 30, 2009, to achieve ratios of one-to-one coverage.